23(d)(4)a
Amendment dated November 20, 2009 to Sub-Advisory Agreement
on behalf of Transamerica BlackRock Large Cap Value VP

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
TRANSAMERICA ASSET MANAGEMENT, INC. AND
BLACKROCK INVESTMENT MANAGEMENT, LLC
THIS AMENDMENT is made as of November 20, 2009 to the Sub-Advisory Agreement dated October 3, 2006, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and BlackRock Investment Management, LLC on behalf of Transamerica BlackRock Large Cap Value VP. In consideration of the mutual covenants contained herein, the parties agree as follows:
Compensation. Effective November 20, 2009, the sub-advisory fee rate set forth in Schedule A to the Agreement for Transamerica BlackRock Large Cap Value VP is as follows:
0.35% of the first $250 million of average daily net assets; 0.325% of average daily net assets over $250 million up to $750 million; 0.30% of average daily net assets over $750 million up to $1 billion; and 0.25% of average daily net assets in excess of $1 billion*

*	The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica BlackRock Large Cap Value, a series of Transamerica Funds, also managed by the Sub-Adviser.
In all other respects, the Sub-Advisory Agreement dated October 3, 2006, as amended, is confirmed and remains in full force and effect.
The parties hereto have caused this amendment to be executed as of November 20, 2009.

TRANSAMERICA ASSET MANAGEMENT, INC.
By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President
Date:	11/13/09

BLACKROCK INVESTMENT MANAGEMENT, LLC
By:	/s/ Frank Porcelli
Name:	Frank Porcelli
Title:	Managing Director
Date:	11/17/09